EXHIBIT 99.1

News Release

Rosetta Genomics Reports Preliminary Data on Discovery of Blood-based microRNA Signature for Identification and Stratification of Heart Failure Patients

PHILADELPHIA and REHOVOT, Israel (July 26, 2011) – Rosetta Genomics (NASDAQ: ROSGD), a leading developer and provider of microRNA-based molecular diagnostic tests, today announced preliminary data from a study it conducted in order to identify a microRNA signature in blood for congestive heart failure (HF) syndrome and to assess the feasibility to develop a minimally-invasive, microRNA-based stratification test for HF.

Demographic and clinical status of HF patients in combination with indices of cardiac and renal function can identify a large proportion of  high risk patients, however, risk stratification based on these factors alone remains imprecise, with some  high risk patients not recognized and others inappropriately marked as high risk.  Early identification of patients at higher risk for adverse events could lead to earlier intervention that could potentially improve outcomes.

According to leading clinician, Dr. Francis G. Spinale, Professor and Director, Cardiovascular Translational Research Center, University of South Carolina School of Medicine, “HF is a leading cause of hospitalization and death throughout the world, and new methods for early detection, and thereby early intervention, for patients at risk for HF is an important area in cardiovascular medicine. At the recent Scientific Sessions of the American Heart Association, several presentations were made which documented the potential utility of microRNA profiling for the purposes of screening, diagnosis, and prognosis in patients at risk for developing HF. The findings from this study by Rosetta Genomics further confirm the potential utility of microRNA profiling as a blood test for the purposes of improving our capacity to identify, and hopefully intervene, in patients at risk for HF.”

In this proof of concept (POC) study, expression levels of a wide panel of microRNAs were measured in the sera of stable chronic systolic HF patients and controls. The differences in microRNA expression between the two groups were characterized and a score, based on the levels of the 4 microRNAs with the most significant increase in the HF group, was defined. The score was used to discriminate HF patients from controls with sensitivity and specificity of 90%. Moreover, in the HF group, there was a significant association between the score and important well known prognostic parameters for HF patients. These preliminary results show that serum expression levels of microRNAs have the potential to be utilized to identify heart failure patients and may be useful for assessing their prognosis.

“The preliminary results from this POC study are very encouraging as they demonstrate the power of microRNA expression in serum to serve as diagnostic and prognostic markers for HF.  Importantly, the study showed that within HF patients, it can distinguish between key prognostic parameters which may be particularly useful for determining risk stratification, an  important factor for guiding therapy and patient monitoring,” stated Kenneth A. Berlin, President and CEO of Rosetta Genomics.  “We look forward to furthering our validation of these potentially powerful biomarkers for the identification and risk stratification of HF patients. A blood-based microRNA diagnostic could provide important clinical information to guide treatment decisions for HF patients in a non-invasive and cost effective manner.”

About Heart Failure:
Heart Failure (HF) is a complex clinical syndrome that can result from any structural or functional cardiac disorders that impairs the ability of the ventricles to fill with or eject blood. It is the most prevalent disease in the Western world and the only cardiovascular disease whose prevalence continues to rise. It is estimated that 5 million Americans are diagnosed with HF and there are approximately 500,000 new patients each year. Besides its high prevalence, heart failure is also the most expensive disease in the western countries.  The American Heart Association estimates from 2004 showed that over $26 billion dollars per year was spent on heart failure.

About miRview® Products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells.  miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous and 60,000 from miRview® meso.  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the potential for microRNA expression in serum to serve as diagnostic and prognostic markers for heart failure, and the potential of microRNAs for patient selection and in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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